Mail Stop 3561

October 17, 2007

George Metrakos, President
Teliphone Corp.
4150 Ste-Catherine Street West, Suite 200
Westmount (Montreal)
Quebec, Canada H3Z 0A1

      Re: Teliphone Corp.
                Amendment No. 6 to Registration Statement on
                Form SB-2
                Filed September 14, 2007
                File No. 333-136993

Dear Mr. Metrakos:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   We reissue comment one from our letter dated August 19, 2007. Please disclose if there are any individual purchase requirements. See Item 501(a)(9)(iii) of Regulation S-B. Please note that this refers to whether or not each individual must purchase a minimum number of shares. It does not concern the minimum number of units that must be purchased before the monies will be released from escrow.

Our Company, page 3

2.   We have reviewed your response to prior comment number three of our letter
        dated August 19, 2007 and we reissue in part our prior comment. Please disclose
        whether the company was a blank check company prior to your merger with
        Teliphone, Inc. in April 2005.

Use of Proceeds, page 15

3.   We note your response to comment six of our previous letter and we reissue in
        part our prior comment. We not the disclosure on page 15 that, "the amounts
        actually spent by us for any specific purpose may vary and will depend on a
        number of factors …. Accordingly, our management has broad discretion to
        allocate the net proceeds to non-fixed costs …. An example of contingency
        spending … include …." As requested in our prior comment letters of May 4 and
        August 19, 2007, please discuss the specific contingencies and the alternatives to
        such use of the proceeds in that event indicated. Please refer to Instruction 7 to
        Item 504 of Regulation S-K which states that, "The registrant may reserve the
        right to change the use of proceeds, provided that such reservation is due to
        certain contingencies that are discussed specifically and the alternatives to such
        use in that event are indicated."

Management's Discussion and Analysis of Financial Condition and Plan of Operations,
page 37

Liquidity and Capital Resources, page 41

4.   Please revise to disclose the current status of your arrangement with Intelco,
        including management's assessment of the recoverability of the prepaid expense
        balance associated with this arrangement. Your disclosure should be consistent
        with your supplemental response dated October 3, 2007.

5.   We have reviewed both your September 14, 2007 initial response and your
        October 3, 2007 amended response to comment 20 of our letter dated August 19,
        2007. In your revised disclosure, please disclose that there can be no assurance
        that this arrangement will continue or that you will be able to continue to receive
        services under this arrangement.

6.   In the fourth paragraph under "For the period ending June 30, 2007" of the
        "Liquidity and Capital Resources" section," please clarify the following sentence:
        "Upon receipt of the funds, the Company pays monthly interest disbursements to
        refund capital and interest." How is the company refunding interest? Please
        explain.

Audited Consolidated Financial Statements

General

7. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountant in any amendments.

Notes to Audited Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition – Customer Equipment (Retail Channel), F-11

8. We reviewed your response to our prior comment 23. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosure to clarify that the minimum service period (e.g. three months) differs from the length of your service agreement (e.g. twelve months).

Part II

Exhibits

9. We note that exhibit 10.12, Co-Location and Bandwidth Services Agreement, Peer 1 Network, is incomplete. Please note that agreements are required to be filed in their entirety unless such portions of agreements are granted a request for confidential treatment under Rule 406 of Regulation C. Please refile the agreement in its entirety. Also file an executed copy.

Undertakings

10. Please explain why the company has removed the undertaking under Item 512(e) of Regulation S-B. Otherwise, please include the undertaking.

Signatures

11. Please provide the signature of, or designate one of the present signatures as that of, the controller or principal accounting officer. See "Instructions for signatures" on the Form SB-2.

Exchange Act Reports

12. Please revise your Exchange Act reports to comply with our comments, as applicable.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Tom Kluck (202) 551-3233 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Joseph Emas, Esq.
        Fax: 305-531-1274